COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

SEC Mail
Mail Processing
Section
MAY 30 2008
Washington, DC
106

08003012

SUPPL

Mai 29, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) of German Securities Trading Act issued recently with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Bayerische Hypo- und Vereinsbank AG, Munich. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

PROCESSED
JUN 05 2008
THOMSON REUTERS

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dw 6/4

Publication according to § 26 paragraph. 1 WpHG

29 May 2008
Release of a voting rights announcement according to article 21 (1) WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, informed us according to article 21 (1) WpHG that the voting rights of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % and 5 % limits of the voting rights on 16 May 2008 and amounted to 5.168 % (33,961,201 of the voting shares) and have fallen under the 5 % and 3% limits of the voting rights on 21 May 2008 and now amount to 0 % (0 voting shares).

End of Voting rights announcementDGAP regulatory service

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
WWW:	www.commerzbank.de

End of news DGAP regulatory service

END